Exhibit 99.1

SciSparc: N2OFF Shareholders Approve Merger with SciSparc’s Majority Owned Subsidiary MitoCareX, a Drug Discovery Company Targeting Resistant Cancers Including Pancreatic and Non-Small Cell Lung Cancer

TEL AVIV, Israel, Sept. 29, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the "Company" or "SciSparc"), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that on September 25, 2025, the stockholders of N2OFF, Inc. (NASDAQ: NITO) (“N2OFF”) voted on and approved, among other things, the proposed acquisition of SciSparc’s majority owned subsidiary, MitoCareX Bio Ltd. (“MitoCareX”). This important milestone, achieved at N2OFF's special meeting of stockholders held on September 25, 2025, clears a key path for the completion of the Acquisition, which would result in MitoCareX becoming a wholly owned subsidiary of N2OFF.

MitoCareX is focusing on the development of novel therapies for hard-to-treat cancers by targeting proteins belonging to the mitochondrial SLC25 protein family. MitoCareX’s drug discovery activities rely on the ability to reliably generate 3D comparative modeling for its proteins of interest, which further allows the potential identification of anti-cancer small molecule therapeutics. Furthermore, by leveraging its advanced in-vitro screening systems related to mitochondria, MitoCareX corroborates the anti-cancer biological activity of small molecules discovered through its computational platform. According to Coherent Market Insights report, the global cancer therapeutics and biotherapeutics market was estimated to be valued at $194.1 billion in 2024 and is expected to reach $344.1 billion by 2031.

On February 25, 2025, the Company entered into a securities purchase and exchange agreement with N2OFF to sell full ownership of MitoCareX from SciSparc, Dr. Alon Silberman, and Prof. Ciro Leonardo Pierri (together, the “Sellers”). Under the agreement, N2OFF will purchase 6,622 shares of MitoCareX from SciSparc for $700,000 and exchange the additional and remaining outstanding shares of MitoCareX with all Sellers for shares of N2OFF’s common stock, totaling 40% of N2OFF’s's fully diluted capital stock. The Sellers will collectively be entitled to 30% of N2OFF’s financing proceeds (capped at $1.6 million) for five years following the closing date. Upon closing, MitoCareX will become a wholly owned subsidiary of N2OFF, with its board reconstituted with N2OFF appointees. In addition, under the terms of the agreement, following the closing, the Sellers will be entitled to milestone-based issuances of up to 25% of common stock of N2OFF, calculated on a fully diluted basis.

This agreement also contemplates a commitment by N2OFF to financially support MitoCareX’s operations during the first two years following the closing, including an initial cash investment of $1,000,000.

Approval by the stockholders of N2OFF represented one of the closing conditions in the agreement. N2OFF and the Sellers are aiming to close the transaction in the first half of October 2025, subject to the satisfaction of the remaining closing conditions.

Mr. Amitay Weiss, Chairman of the Board of Directors of N2OFF, also serves as the President and a member of the Board of DirectorsI of SciSparc. Additionally, Ms. Liat Sidi, a member of N2OFF’s Board of Directors, also serves as a member of the Board of Directors of SciSparc.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: the N2OFF transaction with MitoCareX, including the aim of N2OFF and the Sellers to close the transaction in the first half of October 2025, subject to the satisfaction of the remaining closing conditions, as well as milestone-based payments under the terms of the agreement among the parties and the commitment by N2OFF to financially support MitoCareX’s operations during the first two years following the closing, including an initial cash investment of $1,000,000. .. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972 3-761-7108